August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	WhiteFiber, Inc.
Registration Statement on Form S-1
(File No. 333-288650)
Acceleration Request
Requested Date: August 6, 2025
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of WhiteFiber, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1, requesting effectiveness as of 4:00 P.M., Eastern Time, on August 6, 2025, or as soon thereafter as practicable or at such later time as the Company or its outside counsel, White & Case LLP, may request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we, as representatives of the several underwriters, will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

B. RILEY SECURITIES, INC.
NEEDHAM & COMPANY, LLC

For themselves and as representatives of the several underwriters

B. RILEY SECURITIES, INC.

By:	/s/ Jimmy Baker
	Name:	Jimmy Baker
	Title:	Co-CEO

NEEDHAM & COMPANY, LLC

By:	/s/ Matthew Castrovince
	Name:	Matthew Castrovince
	Title:	Managing Director

[Signature Page to Acceleration Request]